UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

 (Amendment No. 1)*

Ituran Location and Control Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.33 1/3 per share
 (Title of Class of Securities)

M6158M104
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6158M104	13G	Page 2 of 16 Pages
1	NAME OF REPORTING PERSONS Y.D More Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,036,215 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,036,215 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,036,215 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.11% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 20,267,229 ordinary shares outstanding as of October 26, 2022, as provided in the Form 6-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on October 31, 2022.

CUSIP No. M6158M104	13G	Page 4 of 16 Pages
1	NAME OF REPORTING PERSONS B.Y.M. Mor Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,036,215 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,036,215 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,036,215 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.11% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 20,267,229 ordinary shares outstanding as of October 26, 2022, as provided in the Form 6-K filed by the Issuer with the SEC on October 31, 2022.

CUSIP No. M6158M104	13G	Page 5 of 16 Pages
1	NAME OF REPORTING PERSONS Eli Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,036,215 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,036,215 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,036,215 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.11% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 20,267,229 ordinary shares outstanding as of October 26, 2022, as provided in the Form 6-K filed by the Issuer with the SEC on October 31, 2022.

CUSIP No. M6158M104	13G	Page 6 of 16 Pages
1	NAME OF REPORTING PERSONS Yosef Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,036,215 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,036,215 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,036,215 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.11% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 20,267,229 ordinary shares outstanding as of October 26, 2022, as provided in the Form 6-K filed by the Issuer with the SEC on October 31, 2022.
.

CUSIP No. M6158M104	13G	Page 7 of 16 Pages
1	NAME OF REPORTING PERSONS Benjamin Meirov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,036,215 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,036,215 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,036,215 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.11% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 20,267,229 ordinary shares outstanding as of October 26, 2022, as provided in the Form 6-K filed by the Issuer with the SEC on October 31, 2022.

CUSIP No. M6158M104	13G	Page 8 of 16 Pages
1	NAME OF REPORTING PERSONS Yosef Meirov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,036,215 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,036,215 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,036,215 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.11% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 20,267,229 ordinary shares outstanding as of October 26, 2022, as provided in the Form 6-K filed by the Issuer with the SEC on October 31, 2022.

CUSIP No. M6158M104	13G	Page 9 of 16 Pages
1	NAME OF REPORTING PERSONS Michael Meirov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,036,215 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,036,215 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,036,215 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.11% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 20,267,229 ordinary shares outstanding as of October 26, 2022, as provided in the Form 6-K filed by the Issuer with the SEC on October 31, 2022.

CUSIP No. M6158M104	13G	Page 10 of 16 Pages
1	NAME OF REPORTING PERSONS Dotan Meirov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,036,215 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,036,215 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,036,215 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.11% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 20,267,229 ordinary shares outstanding as of October 26, 2022, as provided in the Form 6-K filed by the Issuer with the SEC on October 31, 2022.

Item 1.	(a)	Name of Issuer:

Ituran Location and Control Ltd.

(b)	Address of Issuer's Principal Executive Offices:

3 Hashikma Street, Azour 5800182, Israel

Item 2.	(a)	Name of Person Filing:

Y.D More Investments Ltd.

B.Y.M. Mor Investments Ltd.

Eli Levy

Yosef Levy

Benjamin Meirov

Yosef Meirov

Michael Meirov

Dotan Meirov

(b)	Address of Principal Business Office:

Y.D More Investments Ltd. – 2 Ben-Gurion Street, Ramat Gan, Israel

B.Y.M. Mor Investments Ltd. – 23 Tuval St., Ramat Gan, Israel

Eli Levy – 2 Ben-Gurion Street, Ramat Gan, Israel

Yosef Levy – 2 Ben-Gurion Street, Ramat Gan, Israel

Benjamin Meirov – 32 Bazel St., Herzliya, Israel

Yosef Meirov – 18 Shevet Menashe St., Herzliya, Israel

Michael Meirov – 20 Haeshel St., Herzliya, Israel

Dotan Meirov – 32 Ben Tzvi St., Herzliya, Israel

(c)	Citizenship:

Y.D More Investments Ltd. - Israel

B.Y.M. Mor Investments Ltd. - Israel

Eli Levy – Israel

Yosef Levy – Israel

Benjamin Meirov – Israel and U.S.

Yosef Meirov – Israel and Belgium

Michael Meirov – Israel and U.S.

Dotan Meirov – Israel and U.S.

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.33 1/3 per share

(e)	CUSIP Number:

M6158M104

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The securities reported herein are held either by More Provident Funds and Pension Ltd. or by More Mutual Funds Management (2013) Ltd. for the benefit of beneficiaries of various provident and pension funds or mutual funds, respectively.

More Provident Funds and Pension Ltd. and More Mutual Funds Management (2013) Ltd. are controlled by Y.D More Investments Ltd., which is controlled by (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company which he controls with Michael Meirov and Dotan Meirov, (b) Eli Levy through Elldot Ltd., a wholly owned company, (c) Yosef Levy and (d) Benjamin Meirov.

This Statement shall not be construed as an admission by any of the Reporting Persons that it or he is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

The securities reported herein are held either by More Provident Funds and Pension Ltd. or by More Mutual Funds Management (2013) Ltd. for the benefit of beneficiaries of various provident and pension funds or mutual funds, respectively.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2023

Y.D More Investments Ltd. /s/ Yosef Levy By: Yosef Levy* Title: Co-CEO

/s/ Meir Gridish By: Meir Gridish* Title: Chairman of the Board

* Signature duly authorized by resolution of the Board of Directors and filed herewith.

B.Y.M. Mor Investments Ltd. /s/ Meir Gridish By: Meir Gridish Title: Director and CEO /s/ Eli Levy Eli Levy /s/ Yosef Levy Yosef Levy _**_____________________ Name: Benjamin Meirov

** The undersigned, by signing his name hereto, executes this Schedule 13G/A pursuant to the Limited Power of Attorney executed on behalf of Mr. Benjamin Meirov and filed herewith.

/s/ Meir Gridish Name: Meir Gridish Attorney-in-Fact _***____________________ Name: Yosef Meirov

*** The undersigned, by signing his name hereto, executes this Schedule 13G/A pursuant to the Limited Power of Attorney executed on behalf of Mr. Yosef Meirov and filed herewith.

/s/ Meir Gridish Name: Meir Gridish Attorney-in-Fact _****___________________ Name: Michael Meirov

**** The undersigned, by signing his name hereto, executes this Schedule 13G/A pursuant to the Limited Power of Attorney executed on behalf of Mr. Michael Meirov and filed herewith.

/s/ Meir Gridish Name: Meir Gridish Attorney-in-Fact _*****__________________ Name: Dotan Meirov

***** The undersigned, by signing his name hereto, executes this Schedule 13G/A pursuant to the Limited Power of Attorney executed on behalf of Mr. Dotan Meirov and filed herewith.

/s/ Meir Gridish Name: Meir Gridish Attorney-in-Fact

EXHIBIT NO.	DESCRIPTION

Exhibit 1
Joint Filing Agreement by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 to Schedule 13G filed by the Reporting Persons on September 4, 2022 to report beneficial ownership of shares of the Issuer).

Exhibit 2
Resolution of Board of Directors regarding signature authority of Y.D More Investments Ltd. (incorporated herein by reference to Exhibit 2 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 3
Limited Power of Attorney executed on behalf of Mr. Benjamin Meirov (incorporated herein by reference to Exhibit 4 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 4
Limited Power of Attorney executed on behalf of Mr. Yosef Meirov (incorporated herein by reference to Exhibit 5 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 5
Limited Power of Attorney executed on behalf of Mr. Michael Meirov (incorporated herein by reference to Exhibit 6 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 6
Limited Power of Attorney executed on behalf of Mr. Dotan Meirov (incorporated herein by reference to Exhibit 7 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)